FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

CRESTOR US PATENT UPHELD BY COURT OF APPEALS FOR THE FEDERAL CIRCUIT

AstraZeneca announced today that the Court of Appeals for the Federal Circuit has upheld the decision of the District Court, District of Delaware, finding that the US substance patent protecting CRESTOR (rosuvastatin calcium) (RE37,314 - the '314 patent) is valid and enforceable. The defendants may seek a rehearing and/or review by the US Supreme Court.  Absent a reversal of this decision, none of the Abbreviated New Drug Applications (ANDAs) filed by Apotex, Aurobindo, Cobalt, Glenmark, Mylan, Par, Sandoz, Sun, Teva and Torrent may be approved by the FDA prior to expiration of the '314 patent. The '314 patent, which expires in 2016, covers rosuvastatin calcium, the active ingredient in CRESTOR.

The Federal Circuit also held that Apotex Corp. was liable as a submitter and is therefore bound by the District Court's decision.

NOTES TO EDITORS

About the Trial
Beginning in 2007, nine generic drug manufacturers filed ANDAs along with Paragraph IV certifications of non-infringement, invalidity, or unenforceability with respect to the CRESTOR '314 substance patent.
AstraZeneca and Shionogi (the owner of the '314 patent) filed patent infringement suits against eight manufacturers (various parent or subsidiary entities of Apotex, Aurobindo, Cobalt, Mylan, Par, Sandoz, Sun and Teva) who had challenged the '314 substance patent.  These suits were consolidated by order of the Judicial Panel on Multidistrict Litigation and tried in the US District Court, District of Delaware.  Trial commenced on February 22, 2010 before Judge Farnan and ended on March 3, 2010.

In June 2010, the US District Court for the District of Delaware found the '314 patent valid and enforceable and infringed by the eight generic defendants.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit:
www.astrazeneca.com

Media Enquiries UK
Esra Erkal-Paler                    +44 207 604 8030
Vanessa Rhodes                  +44 20 7604 8037

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Ann-Leena Mikiver             +46 8 553 260 20

Investor Enquiries
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14 December 2012

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 December 2012	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary